Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NervGen Pharma Corp.

We consent to the use of our report dated March 31, 2026 on the consolidated financial statements of NervGen Pharma Corp. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-292197) on Form F-10, and in the Registration Statement (No. 333-292927) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 31, 2026

Vancouver, Canada